CES Synergies, Inc.

39646 Fig Street

P.O. Box 1299

Crystal Springs, Florida 33524

September 11, 2015

VIA EDGAR

John Cash, Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	CES Synergies, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 25, 2015

Form 10-Q for the Period Ended June 30, 2015

Filed August 13, 2015

File No. 000-55159

Dear Mr. Cash:

CES Synergies, Inc. (the “Company) is in receipt of your comment letter dated August 31, 2015 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm, page F-1

1.	The audit opinion is dated March 20, 2014; however, the Form 10-K for the period ended December 31, 2014 was filed on March 25, 2015. Please amend your Form 10-K to include a properly dated audit opinion. Please ensure that the amendment includes the entire periodic report and updated certifications that refer to the Form 10-K/A.

RESPONSE:	We have amended our Form 10-K to include a properly dated audit opinion.

Form 10-Q for the Period Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 29

2.

We note that you have an outstanding balance of $1.7 million on a line of credit which matured on April 30, 2015. Please tell us and revise both your MD&A and financial statement footnotes, as appropriate, to address the following:

●	Disclose the implications of having an outstanding balance past the maturity date on your line of credit. Your discussion should address such topics as 1) whether or not you are considered in default of the line of credit, 2) any penalties or changes to the interest rate or other terms of your line of credit as a result of having an outstanding balance past the maturity date, 3) whether or not you have the ability to continue to draw down on the line of credit past maturity and if so, 3) the amount of credit available to be drawn as of June 30, 2015;

John Cash
Securities and Exchange Commission
September 11, 2015

●	Describe your plans for refinancing or paying off your line of credit as of June 30, 2015, including how you intend to obtain funds to pay off the existing line of credit and how you plan to fund your business operations for the next 12 months; and

●	Explain the nature of any cross default provisions that may exist on your other loans and notes payable which may have been triggered by your failure to pay off the line of credit at maturity.

RESPONSE:	This line of credit’s maturity was extended from April 30, 2015 to June 19, 2015 to allow time for renewal. The line of credit was renewed on May 28, 2015 and now matures on May 28, 2016. We have amended Note 7 to the Consolidated Financial Statements as well as the Liquidity and Capital Resources section of Part I, Item 2 of our Form 10-Q to note this renewal. As a result of this renewal, we believe that further disclosure regarding the above bullet points is unnecessary.

Critical Accounting Policies, page 19

3.	We note that you experienced operating losses during 2014 and through the first half of 2015. Additionally, we note that you generated operating cash flow losses of $365 thousand during 2014. Please tell us and revise to disclose the date of your most recent goodwill impairment test. Please also tell us and disclose if, as of the date of that test, you had any reporting units that had a fair value that was not substantially in excess of carrying value:

RESPONSE:	The date of our most recent goodwill impairment test was December 31, 2014 and, as of this date, all of our reporting units had a fair value that substantially exceeded their carrying value. We have amended Note 2 to the Consolidated Financial Statements as well as the Critical Accounting Policies section of Part I, Item 2 of our Form 10-Q to disclose this information. In addition, the amended Critical Accounting Policies section of Part I, Item 2 now includes the policies included in Note 2 called “Impairment of Long-Lived Assets and Amortizable Intangible Assets” and “Intangible Assets – Goodwill”.

4.

If you had any reporting units where fair value did not substantially exceed carrying value (and thus were at risk of failing step one of the goodwill impairment test), please tell us and revise to disclose:

●	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

●	The amount of goodwill allocated to the reporting unit;

●	A description of the methods and key assumptions used and how the key assumptions were determined

●	A discussion of the degree of uncertainty associated with the key assumptions;

●	The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

●	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE:	As noted above, the date of our most recent goodwill impairment test was December 31, 2014 and, as of this date, all of our reporting units had a fair value that substantially exceeded their carrying value. As a result, further disclosure regarding the above bullet points is unnecessary.

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John Cash
Securities and Exchange Commission
September 11, 2015

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CES Synergies, Inc.

By:	/s/ Sharon Rosenbauer
Name: Sharon Rosenbauer
Title: Chief Financial Officer

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